Consent of Independent Registered Public Accounting Firm

PSI International, Inc.

Fairfax, Virginia

We hereby consent to the use in the Offering Circular constituting a part of this Offering Statement of our report dated July 21, 2017, relating to the financial statements of PSI International, Inc. , which is contained in that Offering Circular.

We also consent to the reference to us under the caption “Experts” in the Offering Circular.

/S/ BDO USA, LLP

McLean, Virginia

December 7, 2017